September 26, 2005

Room 4561

David Brown
Chief Executive Officer and President
Website Pros, Inc.
12735 Gran Bay Parkway West, Building 200
Jacksonville, Florida 32258

Re:	Website Pros, Inc.
	Amendment No. 3 to Form S-1
      Filed on September 2, 2005
	File No. 333-124349

Dear Mr. Brown:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


Amendment No. 3 to Form S-1
General
1. We note that you have one pending confidential treatment
request
(control number 16730). On September 19, 2005, we received your response to the outstanding comments on your confidential treatment request. Please be advised that we will not be in a position to declare your registration statement effective until our review of this amended confidential treatment request has been completed.
2. We are continuing to evaluate your responses to comment numbers 18, 19, 21 and 24 in your September 2, 2005 letter and additional comments will be forthcoming.
3. We note your response to prior comment one from our last letter stating that the Jupiter Research study is available without cost through a publicly accessible Website, but that the IDC report costs approximately $4,500.  Please tell us how investors may access the
Jupiter Research study.   Also, in light of the costs associated
with
access to IDC report we continue to believe that you should file a consent as an exhibit with respect to the use of the IDC report in the registration statement. Alternatively, you may delete references to this report.
Certain Relationships and Related Party Transactions, page 77
4. Regarding prior comment four from our last letter, as previously requested, please identify the directors who participated in these share purchases. Refer to Item 404(a)(1) of Regulation S-K. Financial Statements - Website Pros, Inc.
Note 5. Acquisitions, page F-14
5. We note your response to prior comment number 14. It is unclear to us why you believe that the shares issued as consideration for the amendment to the asset purchase agreement represents stock compensation expense and not additional cost of the acquired entity.
Please describe in reasonable detail the basis for your conclusion that the shares issued represent stock compensation expense and provide specific reference to the authoritative literature supporting your accounting.
Note 9.  Stock Based Compensation Plans, page F-19
6. We note your response to prior comment number 20. Your disclosure regarding the factors contributing to the difference between the fair value of each option grant and the IPO price are general in nature.
Please revise to provide more comprehensive disclosure. See Disclosure Example 2 on page 77 of the Practice Aid.
7. You disclose that you utilize the minimum value method to determine the fair value of the options granted. Tell us how you considered the definition of a "nonpublic entity" in Appendix E of SFAS 123 when using the minimum value method for options granted after the filing of your S-1 on April 27, 2005.

Part II
Item 15. Recent Sales of Unregistered Securities, page II-2
8. We note your new disclosure in Management`s Discussion and Analysis, the Notes to the Financial Statements and on page II-4 referring to the issuance of 100,000 additional shares of common stock to E.B.O.Z., Inc. Please provide us with an analysis as to why this issuance should not be integrated with the public offering. Further, describe how you fulfill Section 4(2) while in registration and the facts and circumstances surrounding this claimed
exemption.
Also, please advise us as to the timing of the decision to
eliminate
the contingent payment of shares for an immediate issuance of
100,000
shares of common stock.

*  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Christine Davis at (202) 551-3408 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at (202) 551-3442 or me at (202) 551-3730 with any other questions.


      Sincerely,



      					Barbara C. Jacobs
      					Assistant Director


cc:	James F. Fulton, Jr., Esq. (via facsimile)
	Cooley Godward LLP
	Five Palo Alto Square
	3000 El Camino Real
	Palo Alto, CA 94306
	Facsimile:  (650) 745-1127
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Mr. David Brown
Website Pros, Inc.
September 26, 2005
Page 1